ViRexx Medical Corp.
(a development stage company)

Interim Consolidated Financial Statements
September 30, 2006
(expressed in Canadian dollars)

ViRexx Medical Corp.
(a development stage company)
Interim Consolidated Balance Sheet

 (expressed in Canadian dollars)

	September 30, 2006 $ (Unaudited)	December 31, 2005 $

Assets

Current assets
Cash and cash equivalents	10,922,341	5,571,850
Other receivables	35,954	39,606
Prepaid expenses and deposits	249,295	166,658

	11,207,590	5,778,114
Property and equipment	513,051	518,134
Acquired intellectual property rights	27,991,707	29,990,097

	39,712,348	36,286,345

Liabilities

Current liabilities
Accounts payable and accrued liabilities	1,286,345	670,166
Current portion of obligation under capital lease	7,108	-

	1,293,453	670,166
Future income taxes	-	1,168,377
Obligation under capital lease	6,515	-

	1,299,968	1,838,543

Commitments (note 3)

Shareholders’ Equity

Share capital
Common shares - no par value; unlimited shares authorized; 70,342,535 shares and 58,433,445 shares issued and outstanding, respectively (note 4)	52,278,280	45,989,189
Contributed surplus (note 4)	11,454,264	4,779,409
Deficit accumulated during development stage	(25,320,164)	(16,320,796)

	38,412,380	34,447,802

	39,712,348	36,286,345

The accompanying notes are an integral part of the financial statements.

Approved by the Board of Directors

signed "D. Lorne Tyrrell"                                                     signed  "Douglas Gilpin"
Lorne Tyrrell, Ph.D., M.D                      Douglas Gilpin, CA
Chief Executive Officer and Director                Chairman of the Board

ViRexx Medical Corp.
(a development stage company)
Interim Consolidated Statement of Loss and Accumulated Deficit

(expressed in Canadian dollars)

	Three-month period ended		Nine-month period ended

	September 30, 2006 $ (Unaudited)	September 30, 2005 $ (Unaudited)	September 30, 2006 $ (Unaudited)	September 30, 2005 $ (Unaudited)

Revenue	-	-	-		-

Expenses
Research and development	1,505,654	1,290,690	4,524,977		3,279,150
Corporate administration	1,298,642	716,737	3,537,771		2,325,743
Depreciation and amortization	661,397	700,597	2,105,989		2,088,113
Loss on foreign exchange	7,641	5,729	20,513		43,644
Interest income	(108,615)	(63,443)	(303,435)		(169,729)
Debenture interest	-	18,732	-		95,201
Other income	-	(3,731)	-		(3,731)

	3,364,719	2,665,311	9,885,815		7,658,391

Loss before income taxes	(3,364,719)	(2,665,311)	(9,885,815)		(7,658,391)

Recovery of future income taxes	-	(660,120)	(886,447)		(1,941,690)

Net loss for the period	(3,364,719)	(2,005,191)	(8,999,368)		(5,716,701)

Accumulated deficit - Beginning of period	(21,955,445)	(12,069,568)	(16,320,796)		(8,250,419)

Premium on repurchase of shares	-	(351,023)	-		(458,662)

Accumulated deficit - End of period	(25,320,164)	(14,425,782)	(25,320,164)		(14,425,782)

	$	$		$	$

Basic and diluted loss per share	(0.05)	(0.04)	(0.13)		(0.10)

	#	#	#		#

Weighted average number of common shares outstanding	70,342,535	55,557,264	68,179,205		54,877,238

The accompanying notes are an integral part of the financial statements.

ViRexx Medical Corp.
(a development stage company)
Interim Consolidated Statement of Cash Flows

(expressed in Canadian dollars)
	Three-month period ended		Nine-month period ended

	September 30, 2006 $ (Unaudited)	September 30, 2005 $ (Unaudited)	September 30, 2006 $ (Unaudited)	September 30, 2005 $ (Unaudited)

Cash provided by (used in)

Operating activities
Net loss for the period	(3,364,719)	(2,005,191)	(8,999,368)	(5,716,701)
Items not affecting cash
Debenture interest	-	24,137	-	95,201
Depreciation and amortization	661,397	700,597	2,105,989	2,088,113
Stock-based compensation	193,510	18,385	522,617	324,044
Gain on disposal of property and equipment	-	(356)	-	(356)
Unrealized foreign exchange loss	-	(50,877)	-	-
Future income taxes	-	(660,120)	(886,447)	(1,941,690)

	(2,509,812)	(1,973,425)	(7,257,209)	(5,151,389)
Net change in non-cash working capital items
Decrease in other receivables	54,788	10,225	3,652	68,444
Decrease (increase) in prepaid expenses and deposits	94,500	48,252	(82,637)	185,794
Increase (decrease) in accounts payable and accrued liabilities	86,231	198,401	616,179	(144,987)

	(2,274,293)	(1,716,547)	(6,720,015)	(5,042,138)

Financing activities
Repayment of capital lease	(592)	-	(592)	-
Repayment of convertible debenture and accrued interest	-	(223,448)	-	(324,625)
Issuance of share capital	-	3,861,581	13,104,002	5,660,764
Redemption of shares	-	(1,415,847)	-	(1,718,222)
Restricted cash	-	(257,120)	-	401,880
Share issuance costs	-	35,102	(944,603)	-

	(592)	2,000,268	12,158,807	4,019,797

Investment activities
Proceeds on sale of property and equipment	-	-	-	10,077
Acquisition of property and equipment	(13,355)	(44,272)	(88,301)	(131,458)

	(13,355)	(44,272)	(88,301)	(121,381)

(Decrease) increase in cash and cash equivalents	(2,288,240)	239,449	5,350,491	(1,143,722)

Cash and cash equivalents - Beginning of period	13,210,581	8,079,817	5,571,850	9,462,988

Cash and cash equivalents - End of period	10,922,341	8,319,266	10,922,341	8,319,266

Cash and cash equivalents comprised of
Cash on deposit	229,480	357,932	229,480	357,932
Short-term investments and deposits	10,692,861	7,961,334	10,692,861	7,961,334

	10,922,341	8,319,266	10,922,341	8,319,266

The accompanying notes are an integral part of the financial statements.

ViRexx Medical Corp.
(a development stage company)
Notes to Interim Consolidated Financial Statements
September 30, 2006

(expressed in Canadian dollars)

1	Nature of operations

ViRexx Medical Corp. (the “Company”), amalgamated under the Business Corporations Act (Alberta), is a Canadian development stage biotechnology company focused on innovative targeted therapeutic products that offer quality of life and a renewed hope for living. The Company’s most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B and C and selected solid tumours.

ViRexx was listed on the Toronto Stock Exchange on December 10, 2004 and on the American Stock Exchange on December 23, 2005.

2	Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”) for interim financial statements. The interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary to reflect a fair statement of the results for the interim period presented. All such adjustments are of a normal recurring nature. The accounting principles and methods of computation adopted in these financial statements are the same as those of the audited consolidated financial statements for the year ended December 31, 2005. However, these interim consolidated financial statements do not include all information and footnote disclosures required under Canadian GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto, for the year ended December 31, 2005.

3	Commitments

At September 30, 2006, expected payments in each of the next five years and in total, relating to operating leases for the office and laboratory facility and for commitments on clinical research contracts, are as follows:

	$	$

2006	484,671
2007	120,230
2008	120,621
2009	115,885
2010	115,885
Thereafter	48,285

	1,005,577

(1)

ViRexx Medical Corp.
(a development stage company)
Notes to Interim Consolidated Financial Statements
September 30, 2006

(expressed in Canadian dollars)

4	Share capital

Authorized share capital

The Company is authorized to issue an unlimited number of no par value common shares.

Issued

	Common shares

	#	$

Balance - December 31, 2005	58,443,445	45,989,189
Private placement	11,709,090	7,319,157
Exercise of stock options	190,000	172,569
Share issue costs	-	(1,202,635)

Balance - September 30, 2006	70,342,535	52,278,280

Contributed surplus

$

Balance - December 31, 2005	4,779,409
Warrants granted	6,220,805
Exercise of stock options	(68,567)
Stock-based compensation	522,617

Balance - September 30, 2006	11,454,264

2006 Transactions

On February 16, 2006, the Company completed a private placement of 10,909,090 units for gross proceeds of $12,000,000. Each unit consists of one common share and one common share purchase warrant. Each common share warrant entitles the holder to purchase one common share of the Company at a price of $1.50 for a period of two years. Proceeds of the issue were allocated $5,404,363 to contributed surplus based on the estimated fair value of the warrants on the date granted. The brokers for the private placement received cash of $838,575 and 1,090,900 broker warrants valued at $539,962 as a commission. Each broker warrant entitles the brokers to acquire one common share of the Company for $1.50 per share until February 15, 2008. Legal expenses of $66,026 were also incurred to complete the private placement.

(2)

ViRexx Medical Corp.
(a development stage company)
Notes to Interim Consolidated Financial Statements
September 30, 2006

(expressed in Canadian dollars)

On April 7, 2006, the Company completed a private placement of 800,000 units for gross proceeds of $1,000,000. Each unit consists of one common share and one common share purchase warrant. Each common share warrant entitles the holder to purchase one common share of the Company at a price of $1.75 for a period of two years. Proceeds of the issue were allocated $276,480 to contributed surplus based on the estimated fair value of the warrants on the date granted. The broker for the private placement received cash of $40,000 as a commission.

Total share issuance costs for the nine-month period ended September 30, 2006 of $1,484,565 (net of tax - $1,202,635) were incurred.

Stock options

The Company’s Stock Option Plan provides for the granting of stock options to directors, officers, employees and consultants. On June 16, 2005, the Company’s shareholders approved a new plan (the “Plan”). The Plan permits the issuance of stock options to purchase a maximum of 8,256,000 common shares of the Company. The Company has granted 7,739,749 stock options under the Plan of which 7,130,063 were outstanding and 5,884,733 were exercisable at September 30, 2006. The expiry date of outstanding stock options range from November 2, 2006 to September 29, 2016. A summary of transactions during the period is outlined below:

	Stock options #	Weighted average exercise price $

Balance - December 31, 2005	6,670,200	0.84
Granted	717,363	1.04
Cancelled	(67,500)	1.26
Exercised	(190,000)	0.55

Balance - September 30, 2006	7,130,063	0.80

On February 1, 2005, the Company granted 300,000 stock options as an inducement to an individual to join the Company as an officer. The options are exercisable at $1.17 per share and expire on February 1, 2015. These options were not issued under the Plan. One-third of these options vested immediately and the remaining options will vest over a period of two years. Compensation expense arising from the options is recognized over the vesting period.

(3)

ViRexx Medical Corp.
(a development stage company)
Notes to Interim Consolidated Financial Statements
September 30, 2006

(expressed in Canadian dollars)

Stock-based compensation

The following weighted average assumptions were used in the Black-Scholes option pricing model for valuation of the 315,000 stock options granted during the three-month period ended September 30, 2006.

Risk-free interest rate	4.13%
Dividend yield	0.0%
Expected life of the option	7 years
Volatility	58.00%

Stock-based compensation expense recorded for the nine-month period ended September 30, 2006 was $522,617.

Warrants

As at September 30, 2006, the Company had 15,619,289 warrants outstanding at a weighted average exercise price of $1.52. The expiry date of outstanding warrants range from November 26, 2006 to April 7, 2008. A summary of transactions during the period is outlined below:

	Warrants #	Weighted average exercise price $

Balance - December 31, 2005	2,819,299	1.56
Granted	12,799,990	1.52

Balance - September 30, 2006	15,619,289	1.52

Subsequent Event

On November 3, 2006, the Company, through its wholly-owned Irish subsidiary, ViRexx International Corp., entered into multiple agreements with an unrelated company, for the manufacture, licensing and distribution of OvaRex® MAb to the Company’s remaining unlicensed European territories, which include the U.K., Ireland, France, Sweden, Finland and other countries. As part of the agreements, and pending final ratification of the Manufacturing and Supply Agreement by the licensee’s Board of Directors, which next meets in January 2007, the licensee will manufacture and supply OvaRex® MAb for the foregoing territories and ViRexx’s existing European licensing partners.

The agreement results in a net effective royalty of approximately 25% to ViRexx on net sales of OvaRex® MAb in the European and Middle Eastern countries. Under the terms of the agreements, the licensee will purchase approximately $6.5 million in newly issued common shares of ViRexx Medical Corp. As the initial milestone, the licensee has agreed to purchase 1,818,181 units of ViRexx at a price of $1.10 per unit, for proceeds to ViRexx of $2.0 million. Each unit consists of one common share and one non-transferable common share purchase warrant. Each warrant entitles the licensee to purchase one common share of ViRexx at a price of $1.25 for a period of 24 months.

(4)